

Mail Stop 4561

December 1, 2016

Robert Leng
Chief Executive Officer
Universal Power Industry Corporation
1385 Broadway, Suite 603A
New York, NY 10018

      Re: **Universal Power Industry Corporation**
                  Form 8-K filed August 8, 2016, as amended August 23, 2016
                  Response submitted November 14, 2016
                  File No. 000-55381

Dear Mr. Leng:

We have reviewed your response letter submitted November 14, 2016 relating to the above filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We are continuing to evaluate your response. As you are aware, if you were a shell company under Exchange Act Rule 12b-2 prior to the acquisition, you were required to file a current report with Form 10 information within four business days of the acquisition. If you were not a shell company prior to the acquisition, as you indicate in your response, you were still required to provide financial statements for XPAL Power Inc. within 71 calendar days after the due date of the Form 8-K reporting the completion of the acquisition. In this regard, we note that you filed the Form 8-K with Item 2.01 disclosure on August 8, 2016, and that the filing states that you expected to file financial statements for XPAL Power, Inc. in October 2016. Please promptly file an amendment to disclose the required financial statements or advise. Refer to Item 9.01 of Form 8-K.

2.   You filed a Form 12b-25 on September 30, 2016 to notify that the Form 10-K for the fiscal year ended June 30, 2016 could not be filed timely. In that Form, you also indicated that the Form 10-K would be filed by the 15th calendar day after its due date. The due date of a Form 10-K for a smaller reporting company is 90 days after the end of the fiscal year. Please tell us when you plan to file the Form 10-K for the fiscal year ended June 30, 2016. In addition, tell us when you plan to file the Form 10-Q for the fiscal quarter ended September 30, 2016. We note that this Form 10-Q was due on or before November 14, 2016.

        Please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or me at (202) 551-3483 with any questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information Technologies
                                        and Services